UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41645

ICZOOM GROUP INC.

(Registrant’s Name)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On November 11, 2025, the board of directors of ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”) resolved to remove Ms. Duanrong Liu from her position as the Chief Operating Officer of the Company, effective immediately.

On November 11, 2025, the Board appointed Ms. Hantao Cui, as Chief Strategy Officer and a director of the Company, effective immediately. Ms. Cui is the spouse of Mr. Lei Xia, who serves as the Company’s Chief Executive Officer. Additionally, there have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Cui had, or will have, a direct or indirect material interest.

Hantao Cui has served as Chief Executive Officer of Matrix Science & Technology (Shanghai) Limited since January 2011, where she leads a total solution provider specializing in custom-designed transportation packaging for industrial products. Ms. Cui also serves as a director at Streamline International Inc. From 2008 to 2010, Ms. Cui served as Marketing Director for APAC at MFG.com, a large online manufacturing marketplace, where she drove marketing strategy for the Asia-Pacific region. From 2002 to 2008, Ms. Cui was Greater China Marketing Manager and then the Corporate Marketing Manager at Global Sources, a leading B2B media company based in Shenzhen, China, where she managed corporate marketing initiatives.

Ms. Cui holds a Master of Business Administration in International Management from Thunderbird School of Global Management at Arizona State University and a Bachelor of Science in Biology from East China Normal University. She is a certified Six Sigma Greenbelt and a member of the Beta Gamma Sigma Honor Society.

We believe Ms. Cui is qualified to serve as our Chief Strategy Officer and director because of her extensive experience in executive leadership and proven success in strategy and international business development.

The Company issued a press release on November 12, 2025 announcing the changes in the officers and directors, and is furnished as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1*	Press Release dated November 12, 2025

*	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: November 12, 2025	By:	/s/ Lei Xia
	Name:	Lei Xia
	Title:	Chief Executive Officer

3